UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Press Release

On January 20, 2026, Nasus Pharma Ltd. (the “Company”) issued a press release titled “Nasus Pharma Announces Positive Interim Results from Phase 2 Clinical Study of NS002 Intranasal Epinephrine Powder,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Investor Presentation

On January 20, 2026, the Company made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on January 20, 2026 by Nasus Pharma Ltd. titled “Nasus Pharma Announces Positive Interim Results from Phase 2 Clinical Study of NS002 Intranasal Epinephrine Powder”
99.2	Corporate Presentation, dated January 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: January 20, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer